Exhibit 99.1

The Very Good Food Company  |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars, unaudited)

As at	Notes	September 30, 2021	December 31, 2020

Assets

Current assets

Cash and cash equivalents		$ 10,548,513	$ 25,084,083

Accounts receivable	4	1,664,003	449,583

Inventory	5	5,469,544	1,195,535

Prepaids and deposits	6	4,092,063	1,887,035

Total current assets		21,774,123	28,616,236

Right-of-use assets	7	17,307,862	5,046,597

Property and equipment	8	12,402,045	740,728

Prepaids and deposits	6	753,741	779,036

Goodwill	9	3,479,535	–

Deferred financing costs	12	4,431,240	–

Total assets		$ 60,148,546	$ 35,182,597

Liabilities and shareholders’ equity

Current liabilities

Accounts payable and accrued liabilities	10	$ 7,058,979	$ 1,871,728

Deferred revenue		79,249	102,239

Current portion of lease liabilities	11	874,283	146,935

Current portion of loans payable and other liabilities	12	1,668,291	–

Contingent considerations	9	1,048,000	–

Total current liabilities		10,728,802	2,120,902

Lease liabilities	11	17,227,201	5,389,352

Loans payable and other liabilities	12	4,373,315	30,000

Total liabilities		32,329,318	7,540,254

Share capital	14	62,907,824	39,335,150

Equity reserves		22,867,321	5,009,980

Subscriptions received and receivable		–	8,250

Accumulated other comprehensive income		(9,205)	6,660

Deficit		(57,946,712)	(16,717,697)

Total shareholders’ equity		27,819,228	27,642,343

Total liabilities and shareholders’ equity		$ 60,148,546	$ 35,182,597

Nature and continuance of operations (Note 1)

Commitments (Note 11 and 23)

Events after the reporting period (Notes 1, 12, 26)

Approved and authorized for issue by Board of Directors on November 24, 2021

/s/ Mitchell Scott	/s/ Dela Salem
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in Canadian dollars, unaudited)

		Three months ended		Nine months ended

	Notes	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

			(Restated – Note 25)		(Restated – Note 25)

Revenue		$ 2,536,097	$ 1,373,814	$ 7,959,861	$ 2,800,157

Procurement expense	7,8,21	(2,059,204)	(1,078,142)	(6,214,272)	(2,225,989)

Fulfilment expense	7,8,21	(1,804,459)	(637,905)	(5,833,068)	(1,129,499)

General and administrative expense	7,8,21	(7,089,277)	(1,890,707)	(23,498,714)	(3,226,522)

Marketing and investor relations expense	21	(2,178,765)	(1,365,552)	(6,904,766)	(2,269,357)

Research and development expense	8,21	(566,672)	(104,908)	(1,448,657)	(267,732)

Pre-production expense	7,8,21	(1,327,009)	–	(2,868,832)	–

Operating loss		(12,489,289)	(3,703,400)	(38,808,448)	(6,318,942)

Finance expense	17	(1,089,004)	(782,506)	(1,851,981)	(1,694,839)

Other expense	18	(121,413)	(11,121)	(568,586)	(31,887)

Net loss		(13,699,706)	(4,497,027)	(41,229,015)	(8,045,668)

Other comprehensive income

Foreign currency translation loss		(24,800)	(80)	(15,865)	(80)

Comprehensive loss		$ (13,724,506)	$ (4,497,107)	$ (41,244,880)	$ (8,045,748)

Loss per share – basic and diluted		$ (0.13)	$ (0.06)	$ (0.42)	$ (0.14)

Weighted average number of shares outstanding – basic and diluted		103,330,623	80,642,478	99,233,603	58,564,669

The accompanying notes are an integral part of these condensed interim consolidated financial statements

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

Condensed Interim Consolidated Statements of Changes in Equity (Deficiency)

(Expressed in Canadian dollars except share amounts, unaudited)

	Number of common shares	Share capital	Equity reserves	Share subscriptions received (receivable)	Accumulated other comprehensive income (loss)	Deficit	Total shareholders’ equity (deficiency)

Balance at January 1, 2020	45,515,339	$ 2,245,422	$ 272,894	$ –	$ –	$ (2,858,897)	$ (340,581)

Issuance of units for cash	22,743,462	12,661,501	–	(12,501)	–	–	12,649,000

Issuance of units for finders’ fees	402,000	165,579	35,721	–	–	–	201,300

Share issuance costs	–	(2,078,553)	704,333	–	–	–	(1,374,220)

Issuance of common shares pursuant to the exercise of stock options	552,000	211,273	(73,273)	–	–	–	138,000

Issuance of common shares and units pursuant to the exercise of warrants	7,779,289	2,409,704	(79,498)	–	–	–	2,330,206

Issuance of common shares pursuant to the conversion of convertible debentures	7,494,716	1,873,222	–	–	–	–	1,873,222

Issuance of warrants for services	–	–	119,040	–	–	–	119,040

Issuance of units for services	189,993	54,326	3,760	–	–	–	58,086

Issuance of shares for debt settlement	408,456	694,375	–	–	–	–	694,375

Share-based compensation	–	–	829,337	–	–	–	829,337

Subscription received	–	–	–	1,125	–	–	1,125

Foreign currency translation gain	–	–	–	–	(80)	–	(80)

Rounding adjustment	3	–	–	–	–	–	–

Net loss for the period	–	–	–	–	–	(8,045,668)	(8,045,668)

Balance at September 30, 2020 (Restated – Note 25)	85,085,258	$ 18,236,849	$ 1,812,314	$ (11,376)	$ (80)	$(10,904,565)	$ 9,133,142

The accompanying notes are an integral part of these condensed interim consolidated financial statements

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

Condensed Interim Consolidated Statements of Changes in Equity (Deficiency) (continued)

(Expressed in Canadian dollars except share amounts, unaudited)

	Number of common shares	Share capital	Equity reserves	Share subscriptions received (receivable)	Accumulated other comprehensive income (loss)	Deficit	Total shareholders’ equity (deficiency)

Balance at January 1, 2021	96,640,432	$39,335,150	$ 5,009,980	$ 8,250	$ 6,660	$(16,717,697)	$ 27,642,343

Issuance of units for cash	5,594,750	20,700,575	–	–	–	–	20,700,575

Issuance of units for finders’ fees	30,000	88,680	25,920	–	–	–	114,600

Share issuance costs	–	(3,195,656)	758,742	–	–	–	(2,436,914)

Issuance of common shares pursuant to the exercise of stock options	198,333	420,172	(310,323)	6,250	–	–	116,099

Issuance of common shares and units pursuant to the exercise of warrants	748,750	4,174,995	(1,776,013)	(14,500)	–	–	2,384,482

Issuance of common shares for services	42,694	227,471	–	–	–	–	227,471

Issuance of common shares for acquisitions	202,005	1,156,437	–	–	–	–	1,156,437

Issuance of warrants for loan	–	–	752,559	–	–	–	752,559

Share-based compensation	–	–	18,406,456	–	–	–	18,406,456

Foreign currency translation loss	–	–	–	–	(15,865)	–	(15,865)

Net loss for the period	–	–	–	–	–	(41,229,015)	(41,229,015)

Balance at September 30, 2021	103,456,964	$62,907,824	$22,867,321	$ –	$(9,205)	$(57,946,712)	$ 27,819,228

The accompanying notes are an integral part of these condensed interim consolidated financial statements

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian dollars, unaudited)

Nine months ended	September 30, 2021	September 30, 2020 (Restated – Note 25)

Net loss for the period	$ (41,229,015)	$ (8,045,668)
Adjustments for non-cash items:
Finance expense	1,867,040	337,577
Depreciation	1,457,763	271,982
(Gain)/Loss on termination of lease	(1,600)	7,533
Loss on disposal of equipment	32,816	–
Loss on settlement of debt	–	1,357,262
Share-based compensation	18,406,456	829,337
Shares and units issued for services	227,471	58,086
Warrants issued for services	–	119,040
Lease concessions	–	(11,374)
Changes in non-cash working capital items:
Accounts receivable	(1,180,266)	(284,600)
Inventory	(4,161,142)	(250,134)
Prepaids and deposits	(880,744)	(709,512)
Accounts payable and accrued liabilities	3,028,788	963,604
Deferred revenue	(22,990)	310,855
Due from related parties	–	22,866
Net cash and cash equivalents used in operating activities	(22,455,423)	(5,023,146)
Cash acquired from acquisitions	9,306	–
Cash paid for acquisitions	(1,250,000)	–
Purchase of property and equipment	(9,518,458)	(242,286)
Security deposits paid for property and equipment	(1,813,506)	–
Acquisition of right-of-use assets	(67,332)	–
Net cash and cash equivalents used in investing activities	(12,639,990)	(242,286)
Proceeds from the issuance of units for cash (net of share issue costs)	18,378,261	11,476,080
Proceeds from the exercise of warrants	2,384,483	2,330,206
Proceeds from the exercise of stock options	116,099	139,125
Proceeds from loans payable	3,475,875	499,129
Repayment of loans payable	(555,000)	(490,310)
Deferred financing costs paid	(2,129,801)	–
Proceeds from loan payable to related parties	–	400,000
Repayment of loan payable and accrued interest to related parties	–	(400,000)
Payments of lease liabilities	(1,040,221)	(133,567)
Payments of non-current lease deposits	–	(747,791)
Interest paid	(55,928)	(73,286)
Net cash and cash equivalents provided by financing activities	20,573,768	12,999,586
Effect of foreign exchange rate changes on cash and cash equivalents	(13,925)	(80)
(Decrease) increase in cash and cash equivalents	(14,535,570)	7,734,074
Cash and cash equivalents, beginning of period	25,084,083	405,610
Cash and cash equivalents, end of period	$ 10,548,513	$ 8,139,684
Cash	$ 10,448,513	$ 7,074,684
Redeemable guaranteed investment certificate (“GIC”)	-	1,000,000
Restricted redeemable GIC	100,000	65,000
Total cash and cash equivalents	$ 10,548,513	$ 8,139,684

Supplemental cash flow disclosures (Note 19)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

1.	Nature and continuance of operations

The Very Good Food Company Inc. (the “Company”) was incorporated on December 27, 2016, under the laws of the province of British Columbia, Canada. The Company is an emerging plant-based food technology company that designs, develops, produces, distributes, and sells a variety of plant-based meats and other food alternatives. To date, the Company has developed a core product line under The Very Good Butchers brand. The Company changed its name from The Very Good Butchers Inc. to The Very Good Food Company Inc. on October 1, 2019.

Effective June 18, 2020, the Company’s common shares commenced trading on the Canadian Securities Exchange (the “CSE”) under the symbol “VERY”. Effective July 27, 2020, the Company’s shares commenced trading on the Frankfurt Stock Exchange (the “FSE”) under the symbol “0SI”. Effective October 14, 2020, the Company’s shares commenced trading on the OTC QB Market (the “OTCQB”) under the symbol “VRYYF”. Effective March 17, 2021, the Company’s shares commenced trading on the TSX Venture Exchange (“TSXV”). The Company ceased trading on the CSE on March 16, 2021. Effective October 13, 2021, the Company’s common shares commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “VGFC”.

The Company’s registered and records office are located at 800 – 885 West Georgia Street, Vancouver, British Columbia, BC V6C 3H1.

These condensed interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and satisfy its liabilities in the normal course of business for the foreseeable future.

For the nine-month period ended September 30, 2021, the Company generated a net loss of $41,229,015 (2020 - $8,045,668) and negative cash flows from operations of $22,455,423 (2020 - $5,023,146). The Company expects to incur further losses in the development of its business and has significant capital projects planned. The continued operations of the Company are dependent on management’s ability to manage costs, raise additional equity or debt, and on future profitable operations. Whether and when the Company can generate sufficient operating cash flows to pay for its expenditures and settle its obligations as they fall due is uncertain. As a result of these conditions, management has concluded, in making its going concern assessment, that there are material uncertainties related to events and conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate. These adjustments could be material.

Covid-19 Estimation Uncertainty

On March 11, 2020, the World Health Organization declared the outbreak of the novel coronavirus (“COVID-19”) a global pandemic. This has resulted in governments worldwide, including the Canadian government, to enact emergency measures to combat the spread of the virus. These measures, which include social distancing, the implementation of travel bans, and closures of non-essential businesses, have caused material disruption to businesses globally, resulting in an economic slowdown. As at September 30, 2021, the Company has not observed any material impairments of our assets or a significant change in the fair value of assets due to the COVID-19 pandemic.

The situation is dynamic and the ultimate duration and magnitude of the impact of COVID-19 on the economy and the financial effect on our business, financial position and operating results remain unknown at this time. These impacts could include the ability of the Company to raise capital, the impairment in the value of our long-lived assets, or potential future decreases in revenue or the profitability of our ongoing and future operations. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

2.	Basis of presentation and measurement

Statement of compliance

These condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2020. These condensed financial statements do not include all the information required for full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

These condensed interim consolidated financial statements of the Company were authorized for issue by the Board of Directors on November 24, 2021.

Basis of presentation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: The Very Good Butchers Inc., 1218169 B.C. Ltd., 1218158 B.C. Ltd., The Cultured Nut Inc., and Lloyd-James Marketing Group Inc., companies incorporated in the province of British Columbia, Canada, and VGFC Holdings LLC, a company incorporated in the state of Delaware, U.S.A.

Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences. All inter-company balances and transactions have been eliminated on consolidation.

These condensed interim consolidated financial statements have been prepared on an accrual basis and are based on historical costs. The presentation and functional currency of the Company is the Canadian dollar. In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation have been included.

The Company structures its condensed interim consolidated statements of net loss and comprehensive loss on a functional basis. For that purpose, the Company defines cost of sales as procurement expense and gross profit as revenues less procurement expense.

Critical accounting estimates and judgements

The preparation of these condensed interim financial statements in accordance with IFRS requires the Company to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities and contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised. Actual results may differ from these judgements, estimates and assumptions.

Information on significant areas of uncertainty and critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements relate to the following:

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

2.	Basis of presentation and measurement (continued)

Share-based compensation

The Company utilizes the Black-Scholes Option Pricing Model (“Black-Scholes”) to estimate the fair value of stock options and warrants granted to directors, officers, employees and service providers. The use of Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the stock options including the forecasted future volatility of the stock price, the risk-free interest rate, dividend yield and the expected life of the stock options. Any changes in these assumptions could have a material impact on the share-based compensation calculation value. See also note 16.

Carrying value of inventory

The Company records valuation adjustments for inventory by comparing the inventory cost to its net realizable value. The process requires the use of estimates and assumptions related to future market demand, costs and prices. Such assumptions are reviewed and may have a significant impact on the valuation adjustments for inventory.

Business combinations

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition and assessing whether the amounts paid on achievement of milestones represents contingent consideration or compensation for post-acquisition services. Contingent consideration that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss. Accounting for acquisitions requires estimates with respect to the fair value of the assets acquired and liabilities assumed.

Impairment

The Company assesses impairment of non-financial assets such as goodwill, right-of-use assets, and property and equipment. In assessing impairment, management estimates the recoverable amount of each asset or cash generating unit (“CGU”) based on expected future cash flows. When measuring expected future cash flows, management makes assumptions about future growth of profits which relate to future events and circumstances. Actual results could vary from these estimated future cash flows. Estimation uncertainty relates to assumptions about future operating results and the application of an appropriate discount rate.

Goodwill is subject to impairment testing on an annual basis. However, if indicators of impairment are present, the Company will review goodwill for impairment when such indicators arise. In addition, at each reporting period, the Company reviews whether there are indicators that the recoverable amount of long-lived assets may be less than their carrying amount.

Goodwill and long-lived assets are reviewed for impairment by determining the recoverable amount of each CGU or groups of CGUs to which the goodwill or long-lived assets relate. Management estimates the recoverable amount of the CGUs based on the higher of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCD”). The VIU calculations are based on expected future cash flows. When measuring expected future cash flows, management makes key assumptions about future growth of profits which relate to future events and circumstances. Estimation uncertainty relates to assumptions about future operating results and the application of an appropriate discount rate. Actual results could vary from these estimates which may cause significant adjustments to the Company’s goodwill or long-lived assets in subsequent reporting periods.

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

2.	Basis of presentation and measurement (continued)

Leases

The lease liability and right-of-use asset valuation is based on the present value of the lease payments over the lease term. The lease term is determined as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company applies judgment in evaluating whether it is reasonably certain whether or not to exercise the option to extend or terminate the lease, and any modifications to the lease term will result in the revaluation of the lease. The present value of the lease payments is dependent on the Company’s estimate of its incremental borrowing rates.

3.	Future Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount tor timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this amendment on the Company’s consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022, with early application permitted. The Company is currently evaluating the potential impact of this amendment on the Company’s consolidated financial statements.

4.	Accounts receivable

	As at September 30, 2021	As at December 31, 2020

GST receivable	$1,289,906	$366,561

Trade accounts receivable	373,287	82,740

Accrued interest receivable	810	282

	$1,664,003	$449,583

Trade accounts receivable is recorded net of an allowance for doubtful accounts of $47,333 (December 31, 2020 - $39,917).

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

5.	Inventory

Inventory consisted primarily of raw materials, packaging and restaurant supplies and finished goods which were either at the retail location, warehouses, storage space or held with third party distributors.

	As at September 30, 2021	As at December 31, 2020

Raw materials	$ 2,888,678	$ 320,346

Packaging and restaurant supplies	1,065,608	333,728

Finished goods	1,515,258	541,461

	$ 5,469,544	$1,195,535

Included in finished goods inventory at September 30, 2021, was $62,075 (December 31, 2020 - $12,053) of depreciation expense related to property and equipment and $46,597 (December 31, 2020 - $7,502) related to right-of-use assets used in production.

6.	Prepaids and deposits

	As at September 30, 2021	As at December 31, 2020

Prepaid expenses	$ 1,033,827	$ 432,039

Security deposits	2,997,693	1,293,272

Lease deposits (Notes 11 and 23)	814,284	940,760

	4,845,804	2,666,071

Less: current portion of prepaids and deposits	(4,092,063)	(1,887,035)

	$ 753,741	$ 779,036

7.	Right-of-use assets

	Right-of-use building	Right-of-use equipment	Right-of-use vehicles	Total

Cost

Balance, December 31, 2020	$5,280,607	$151,117	$23,767	$5,455,491

Additions	11,364,350	1,847,265	33,157	13,244,772

Early termination of lease	(7,493)	–	(23,767)	(31,260)

Foreign exchange translation adjustment	(15,869)	–	–	(15,869)

Balance, September 30, 2021	$16,621,595	$1,998,382	$33,157	$18,653,134

Accumulated Depreciation

Balance, December 31, 2020	$(342,342)	$(61,067)	$(5,485)	$(408,894)

Depreciation	(840,942)	(93,860)	(8,109)	(942,911)

Early termination of leases	2,366	–	5,942	8,308

Foreign exchange translation adjustment	(1,775)	–	–	(1,775)

Balance, September 30, 2021	$(1,182,693)	$(154,927)	$(7,652)	$(1,345,272)

Carrying amounts

Balance, December 31, 2020	$4,938,265	$90,050	$18,282	$5,046,597

Balance, September 30, 2021	$15,438,902	$1,843,455	$25,505	$17,307,862

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

7.	Right-of-use assets (continued)

The additions in right-of-use assets (building and equipment) during the nine months ended September 30, 2021, are primarily related to the Rupert Facility.

Depreciation of right-of-use assets included in the condensed interim consolidated financial statements is split as follows:

	As at September 30, 2021	As at December 31, 2020

Consolidated statements of financial position

Included in inventory	$46,597	$7,502

	Three months ended September 30,		Nine months ended September 30,

	2021	2020	2021	2020

Consolidated statements of net loss and comprehensive loss

Included in procurement expense	$ 90,097	$28,399	$217,337	$ 85,059

Included in fulfilment expense	56,417	3,898	163,878	7,146

Included in general and administrative expense	30,746	55,084	73,689	104,957

Included in pre-production expense	136,726	–	448,912	–

	$313,986	$87,381	$903,816	$197,162

8.	Property and equipment

	Restaurant, production, and R&D equipment	Furniture and fixtures	Computer equipment and software	Leasehold improvements	Vehicles	Total

Cost

At December 31, 2020	$364,723	$125,142	$107,870	$253,149	$69,781	$920,665

Additions	7,710,854	383,138	359,427	3,728,938	128,294	12,310,651

Disposals	(2,679)	(9,364)	–	–	(34,768)	(46,811)

At September 30, 2021	$8,072,898	$498,916	$467,297	$3,982,087	$163,307	$13,184,505

Accumulated depreciation

At December 31, 2020	(63,934)	(10,466)	(34,207)	(52,323)	(19,007)	(179,937)

Depreciation	(119,063)	(43,912)	(226,380)	(199,809)	(14,805)	(603,969)

Disposals	–	–	–	–	1,446	1,446

At September 30, 2021	$(182,997)	$(54,378)	$(260,587)	$(252,132)	$(32,366)	$(782,460)

Net book value

At December 31, 2020	$300,789	$114,676	$73,663	$200,826	$50,774	$740,728

At September 30, 2021	$7,889,901	$444,538	$206,710	$3,729,955	$130,941	$12,402,045

As at September 30, 2021, a total of $13,603 (December 31, 2020 - $81,000) of furniture and fixtures, $3,409,144 (December 31, 2020 - $nil) of production equipment, and $230,691 (December 31, 2020 - $63,557) of leasehold improvements related to property and equipment under construction, and no depreciation has been recognized. The Company will begin recognizing depreciation once the underlying assets are ready for their intended use.

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

8.	Property and equipment (continued)

Depreciation of property and equipment included in the condensed interim consolidated financial statements is split as follows:

	As at September 30, 2021	As at December 31, 2020

Consolidated statements of financial position

Included in inventory	$62,075	$12,053

	Three months ended September 30,		Nine months ended September 30,

	2021	2020	2021	2020

Consolidated statements of net loss and comprehensive loss

Included in procurement expense	$152,118	$14,519	$298,426	$47,337

Included in fulfilment expense	5,214	97	7,514	146

Included in general and administrative expense	51,009	14,386	120,266	24,690

Included in research and development expense	2,247	882	4,285	2,647

Included in pre-production expense	91,537	–	123,456	–

	$302,125	$29,884	$553,947	$74,820

9.	Acquisitions

The Cultured Nut Inc.

On February 23, 2021, the Company closed a share purchase agreement with the shareholders of The Cultured Nut Inc. (“TCN”) to purchase 100% of the issued and outstanding Class V Voting Shares, Class A Non-Voting Common Shares, Class D Non-Voting Common Shares and Class C Non-Voting Common Shares (collectively, the “Shares”). TCN, an artisan vegan cheese producer on the West Coast of Canada, with several innovative products including block style cheeses. In consideration for the acquisition of TCN, the Company agreed to pay the following:

•	$925,000 due on closing (paid);

•	139,676 common shares due on closing (issued);

•	$75,000 on August 30, 2021 (paid); and

•	Up to $1,000,000 contingent on the successful achievement of certain milestones related to the integration of TCN’s business over a 12-month period.

The Company also agreed to pay an amount equal to the closing working capital of TCN, equal to the difference between the current assets and current liabilities on the date of acquisition. The Company incurred acquisition-related costs of $295,389, including accrued earn-out payments to a former shareholder of TCN of $176,167, which have been included in other expense in the consolidated statement of net loss and comprehensive loss. The preliminary purchase price allocation for the acquisition of TCN is summarized as follows:

Acquisition consideration

Cash	$1,000,000

Fair value of common shares	790,566

Contingent consideration	698,000

Working capital consideration	36,219

Total acquisition consideration	$2,524,785

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

9.	Acquisitions (continued)

Fair value of TCN’s net assets acquired

Cash and cash equivalents	$ 3,895

Accounts receivable	14,218

Inventory	23,418

Prepaids and deposits	7,788

Right-of-use assets	127,043

Property and equipment	65,851

Goodwill	2,422,916

Accounts payable and accrued liabilities	(12,801)

Lease liabilities	(127,543)

Total fair value of TCN’s net assets acquired	$ 2,524,785

In accordance with the acquisition method of accounting, the acquisition cost has been allocated on a preliminary basis to the identifiable underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. The Company has retained an independent appraiser to determine the fair value of assets acquired and liabilities assumed and the work of such appraiser is ongoing. As such the purchase price allocation at September 30, 2021 is preliminary and the determination of the final working capital adjustment and contingent consideration, the identification of any intangible assets and the finalization of the value of goodwill remains provisional. If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

The goodwill is attributable mainly to the expected synergies and future income and growth expected to be achieved from integrating TCN into the Company’s existing business.

Lloyd-James Marketing Group Inc.

On March 11, 2021, the Company closed a share purchase agreement with the sole shareholder of Lloyd-James Marketing Group Inc. (“Lloyd-James”) to purchase 100% of the issued and outstanding common shares (the “Shares”). Lloyd-James is a wholesale and food service broker who specializes in the plant-based food industry has a history of placement in large natural, speciality and conventional grocery retailers. In consideration for the acquisition of Lloyd-James, the Company agreed to pay the following:

•	$325,000 due on closing (paid);

•	62,329 common shares due on closing (issued); and

•	Up to $350,000 contingent on the successful achievement of certain milestones related to the integration of Lloyd-James business over a 12 month period.

The Company also agreed to pay an amount equal to the closing working capital of Lloyd-James, equal to the difference between the current assets and current liabilities on the date of acquisition. The Company incurred acquisition-related costs of $57,440, which have been included in other expense in the consolidated statement of net loss and comprehensive loss.

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

9.	Acquisitions (continued)

The preliminary purchase price allocation for the acquisition of Lloyd-James is summarized as follows:

Acquisition consideration

Cash	$325,000

Fair value of common shares	365,871

Contingent consideration	350,000

Working capital consideration	25,648

Total acquisition consideration	$1,066,519

Fair value of Lloyd-James’s net assets acquired

Cash and cash equivalents	$5,411

Accounts receivable	19,936

Goodwill	1,056,619

Accounts payable and accrued liabilities	(15,447)

Total fair value of Lloyd-James’s net assets acquired	$1,066,519

In accordance with the acquisition method of accounting, the acquisition cost has been allocated on a preliminary basis to the identifiable underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. The Company has retained an independent appraiser to determine the fair value of assets acquired and liabilities assumed and the work of such appraiser is ongoing. As such the purchase price allocation at September 30, 2021 is preliminary and the determination of the final working capital adjustment and contingent consideration, the identification of any intangible assets and the finalization of the value of goodwill remains provisional. If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

The goodwill is attributable mainly to the skills and technical talent of Lloyd-James work force and the synergies expected to be achieved from integrating Lloyd-James into the Company’s existing business.

10.	Accounts payables and accrued liabilities

	As at September 30, 2021	As at December 31, 2020

Accounts payable	$4,566,238	$1,173,048

Accrued liabilities	2,492,741	698,680

	$7,058,979	$1,871,728

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

11.	Lease liabilities

Lease liabilities consist of leases for retail, production and distribution facilities, equipment and a vehicle. The leases have been discounted using weighted average interest rates ranging between 3.0% and 12.5% as estimated incremental borrowing rates of the Company for similar assets.

Nine months ended September 30, 2021

Balance, beginning of period	$5,536,287

Additions	12,658,595

Lease payments	(1,040,221)

Early termination of leases	(24,552)

Interest expense	986,745

Foreign exchange translation adjustment	(15,370)

Balance, end of period	$18,101,484

Less: current portion of lease liabilities	(874,283)

Lease liabilities	$17,227,201

The Company’s future minimum lease payments for the leases for retail, warehouse, production facilities, equipment and vehicle are as follows:

Fiscal year ending:	Retail, warehouse and production facilities	Equipment	Vehicles	Total

December 31, 2021	$ 465,916	$ 95,771	$ 3,278	$ 564,965

December 31, 2022	1,839,436	331,667	12,175	2,183,278

December 31, 2023	1,860,025	329,567	12,175	2,201,767

December 31, 2024	1,877,906	268,083	468	2,146,457

December 31, 2025	1,895,002	225,395	–	2,120,397

December 31, 2026 and thereafter	20,951,273	55,164	–	21,006,437

Total lease payments	28,889,558	1,305,647	28,096	30,223,301

Amounts representing interest over the term of the leases	(11,984,581)	(135,207)	(2,029)	(12,121,817)

Present value of net lease payments	16,904,977	1,170,440	26,067	18,101,484

Less: Current portion	(576,528)	(286,936)	(10,819)	(874,283)

Long-term portion	$ 16,328,449	$ 883,504	$ 15,248	$ 17,227,201

Further information about our leases facilities is provided in Note 23 Commitments.

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

12.	Loans payable and other liabilities

	CEBA loan	Revolving line of credit	Senior secured term loan	Credit facility fee liability	Financing arrangements	Total
Balance, December 31, 2020	$30,000	$–	$–	$–	$–	$30,000
Additions	–	1,760,075	1,715,800	2,520,000	779,072	6,774,947
Discount	–	–	–	(231,035)	(32,086)	(263,121)
Accretion expense	–	–	–	54,238	542	54,780
Repayments	(30,000)	–	–	(525,000)	–	(555,000)
Balance, September 30, 2021	–	1,760,075	1,715,800	1,818,203	747,528	6,041,606
Less: Current portion	–	–	–	(1,301,989)	(366,302)	(1,668,291)
Long-term portion	$–	$1,760,075	$1,715,800	$516,214	$381,226	$4,373,315

During the year ended December 31, 2020, the Company received a loan totalling $40,000 from its bank under the Canada Emergency Business Account program (“CEBA”) funded by the Government of Canada. The loan was interest free and could be repaid any time before December 31, 2022, at which time if unpaid, the remaining balance would convert to a 3-year term loan at an interest rate of 5% per annum. If the Company repaid the loan prior to December 31, 2022, there would be loan forgiveness of 25% of the loan, up to $10,000. During the year ended December 31, 2020, the Company recognized $10,000 as forgiveness of loan as it was reasonably certain that the Company would repay the loan before December 31, 2022. During the nine months ended September 30, 2021, the Company repaid the loan of $30,000.

On June 7, 2021, the Company entered into a loan agreement (the “Loan Agreement”) for a senior secured credit facility (the “Credit Facility”) with Waygar Capital Inc. (the “Agent”), as agent for Ninepoint Canadian Senior Debt Master Fund L.P. (the “Lender”). The Credit Facility consists of a $20,000,000 revolving line of credit and a $50,000,000 senior secured asset term loan. All amounts drawn under the Credit Facility will incur interest at a rate of 9.95% per annum on the unpaid principal amount of outstanding advances, will be repaid in full upon maturity, and are secured by a first-priority security interest on substantially all of the Company’s assets. The revolving line of credit is also subject to an unused line fee of 1% per annum. The Credit Facility will become due on June 7, 2023, subject to the Company’s option to extend the maturity date for an additional 12 months on terms and conditions to be mutually agreed to between the Company and the Lender. In connection with the Loan Agreement, the Company issued 225,000 common share purchase warrants to the Agent with a fair value of $752,559 to the Agent, which are exercisable for one common share of the Company at a price of $5.62 for a period of 60 months from the date of issuance. The warrants are subject to a hold period of four months and one day from issuance. In addition, the Company agreed to pay a credit facility fee of $2,520,000 to the Agent, which is payable as follows: $210,000 payable within 5 days of closing (paid); $105,000 payable on or before July 7, 2021 (paid); $105,000 payable on or before August 8, 2021 (paid); $105,000 on or before September 5, 2021 (paid); $105,000 on or before October 5, 2021 (paid subsequently); $630,000 on or before June 6, 2022; $630,000 on or before June 8, 2022; and $630,000 on or before June 7, 2023. The Company also incurred other financing costs of $2,129,801 in connection with the financing as of September 30, 2021.

During the nine months ended September 30, 2021, the Company received a total of $3,475,875 pursuant to the Credit Facility and recognized the net present value of the credit facility fee payable of $2,288,965, with a corresponding discount of $231,035. During the nine months ended September 30, 2021, the Company recognized accretion expense of $54,238. As at September 30, 2021, a total of $5,294,078 is outstanding, net of an unamortized discount of $176,797, and $26,679 is outstanding for interest, which is included in accounts payable and accrued liabilities.

The Company incurred debt financing costs totaling $5,171,325, which will be amortized over the term of the Credit Facility at the effective interest rate. During the nine months ended September 30, 2021, the Company recognized accretion expense of the deferred financing costs of $740,085. As at September 30, 2021, the remaining carrying value of the deferred financing costs was $4,431,240.

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

12.	Loans payable and other liabilities (continued)

On January 28, 2021, the Company entered into an agreement for the purchase of production equipment for $569,214. Pursuant to the agreement, the Company paid a 35% deposit of the purchase price totaling $199,225, and the balance is due in 24 equal payments totaling $15,416 per month, starting from the date of the delivery. On September 27, 2021, the equipment was delivered and the deposit was capitalized in property and equipment. The loan is secured by the production equipment being financed, is interest free and the Company measured the loan at a fair value of $354,853 based on a discount rate of 4%. The carrying value of the loan payable will be accreted to the face value of $369,989 over the term of the loan. During the nine months ended September 30, 2021, the Company recognized accretion of the loan of $156 increasing the carrying value of the loan payable to $355,009.

On January 28, 2021, the Company entered into an agreement for the purchase of production equipment for $629,358. Pursuant to the agreement, the Company paid a 35% deposit of the purchase price totaling $220,275, and the balance is due in 24 equal payments totaling $17,045 per month, starting from the date of the delivery. On September 22, 2021, the equipment was delivered and the deposit was capitalized in property and equipment. The loan is secured by the production equipment being financed, is interest free and the Company measured the loan at a fair value of $392,133 based on a discount rate of 4%. The carrying value of the loan payable will be accreted to the face value of $409,083 over the term of the loan. During the nine months ended September 30, 2021, the Company recognized accretion of the loan of $386 increasing the carrying value of the loan payable to $392,519.

13.	Related party balances and transactions

Related party transactions

The Company’s key management personnel have the authority and responsibility for planning, directing, and controlling the activities of the Company and consists of the Company’s executive management team and directors. Compensation was as follows:

	Three months ended September 30,		Nine months ended September 30,

	2021	2020	2021	2020

Salaries incurred to key management personnel	$543,938	$290,594	$1,084,246	$389,715

Professional fees incurred to the former CFO	–	47,250	–	147,656

Directors fees	25,558	–	31,558	–

Share-based compensation	1,846,989	208,312	9,933,230	500,597

	$2,416,485	$546,156	$11,049,034	$1,037,968

14.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital during the nine months ended September 30, 2021

a)	On February 23, 2021, the Company issued 139,676 common shares with a fair value of $790,566 pursuant to a share purchase agreement to acquire TCN (Note 9).

b)	On March 11, 2021, the Company issued 62,329 common shares with a fair value of $365,871 pursuant to a share purchase agreement to acquire Lloyd-James (Note 9).

c)

On July 2, 2021, the Company completed its bought deal prospectus offering (the “Offering”) consisting of 5,594,750 units of the Company (the “Units”) at a price of $3.70 per Unit for total gross proceeds of $20,700,575. Each Unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant (each whole warrant, a “Warrant”), with each Warrant entitling the holder to purchase one additional common share at a price of $4.60 per Warrant until January 2, 2023.

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

14.	Share capital (continued)

The Company paid a commission of $1,449,040 and 391,632 compensation warrants of the Company (the “Compensation Warrants”) being equal to 7% of the aggregate number of Units sold pursuant to the offering. Each Compensation Warrant entitles the holder to purchase one additional Unit of the Company (each a “Compensation Unit”) at a price of $3.70 per Compensation Unit until January 2, 2023. The 391,632 compensation warrants have a fair value of $758,742 which was determined using the Black-Scholes Option Pricing Model. In addition, the Company also paid a corporate finance fee comprised of 30,000 Units with a fair value of $114,600 to the agent. In connection with the Offering, the Company incurred other share issuance costs of $873,274.

d)

During the nine months ended September 30, 2021, the Company issued a total of 155,000 common shares pursuant to the exercise of stock options at $0.25 per share, 33,333 common shares pursuant to the exercise of stock options at $1.74 per share and 10,000 common shares pursuant to the exercise of stock options at $1.31 per share for aggregate gross proceeds of $109,849. During the nine months ended September 30, 2021, the Company received $6,250 related to a stock option exercise which occurred during the year ended December 31, 2020.

e)

During the nine months ended September 30, 2021, the Company issued a total of 474,883 common shares and 273,867 units pursuant to the exercise of warrants with exercise prices ranging between $1.30 per share and $4.50 per share for gross proceeds of $2,398,982, of which $19,500 was received as at December 31, 2020. Each unit consisted of one common share and one-half of one warrant with exercise prices ranging between $2.00 and $4.50 with terms ranging between February 7, 2022, and June 4, 2022. During the nine months ended September 30, 2021, the Company received $5,000 related to a warrant exercise which occurred during the year ended December 31, 2020.

f)	During the nine months ended September 30, 2021, the Company issued a total of 42,694 common shares for marketing services with a fair value of $227,471.

15.	Warrants

The following table summarizes information about the warrants at September 30, 2021, and the changes for the nine-month period then ended:

	Number of warrants	Weighted average exercise price

Warrants outstanding, December 31, 2020	2,889,367	$ 3.70

Issued	3,565,941	4.55

Exercised	(748,750)	3.20

Warrants outstanding, September 30, 2021	5,706,558	$ 4.29

The Company’s warrants are exercisable only for common shares, unless otherwise noted. The following table summarizes information about warrants outstanding and exercisable at September 30, 2021:

Exercise price	Expiry date	Warrants outstanding	Weighted average remaining contracted life (years)
$ 7.60	December 21, 2021	60,000	0.22
$ 1.30	February 7, 2022	12,862*	0.36
$ 2.00	February 7, 2022	550,383	0.36
$ 2.00	February 13, 2022	44,232	0.37
$ 3.50	June 4, 2022	57,441**	0.68
$ 4.50	June 4, 2022	1,552,633	0.68
$ 3.70	January 2, 2023	391,632***	1.26
$ 4.60	January 2, 2023	2,812,375	1.26
$ 5.62	June 7, 2026	225,000	4.69
		5,706,558

* Exercisable to acquire one unit at $1.30 per unit until February 7, 2022. Each unit consists of one common share and one-half of one warrant, with each whole warrant exercisable at $2.00 until February 7, 2022.

** Exercisable to acquire one unit at $3.50 per unit until June 4, 2022. Each unit consists of one common share and one-half of one warrant, with each whole warrant exercisable at $4.50 until June 4, 2022.

*** Exercisable to acquire one unit at $3.70 per unit until January 2, 2023. Each unit consists of one common share and one-half of one warrant, with each whole warrant exercisable at $4.60 until January 2, 2023.

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

16.	Stock options

Pursuant to the Company’s stock incentive plan, the Board of Directors is authorized to grant options to directors, officers, consultants or employees to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price will not be less than $0.10 per share and the market price of the common shares on the trading day immediately preceding the date of the grant, less applicable discounts permitted by the TSX-V. The options that may be granted under this plan must be exercisable for over a period of not exceeding 5 years.

The following table summarizes the continuity of the Company’s stock options at September 30, 2021, and the changes for the nine-month period then ended:

	Number of options	Weighted average exercise price

Outstanding, December 31, 2020	3,852,639	$ 1.39

Granted	5,265,625	6.40

Exercised	(198,333)	0.55

Cancelled or forfeited	(318,800)	3.42

Outstanding, September 30, 2021	8,601,131	$ 4.41

Exercisable, September 30, 2021	5,138,434	$ 3.23

The options granted during the nine months ended September 30, 2021, generally vest in 3 to 4 equal instalments over vesting periods ranging between 12 months and 18 months.

The weighted average share price at the date of exercise for share options exercised during the nine months ended September 30, 2021, was $4.99.

Additional information regarding stock options outstanding as at September 30, 2021, is as follows:

Exercise price	Stock options outstanding*	Stock options exercisable	Expiry date
$ 4.65	9,800	9,800	October 29, 2021**
$ 0.25	3,000	3,000	November 17, 2021
$ 4.65	13,400	13,400	November 24, 2021
$ 7.03	5,000	5,000	November 24, 2021
$ 7.03	5,000	5,000	November 25, 2021
$ 0.25	15,000	15,000	December 9, 2021
$ 7.03	5,000	5,000	December 9, 2021
$ 4.65	10,900	8,175	January 5, 2022
$ 9.07	5,000	3,750	December 7, 2023
$ 6.21	390,000	130,000	January 4, 2024
$ 7.10	60,000	19,999	January 26, 2024
$ 7.03	815,000	288,329	January 29, 2024
$ 6.73	75,000	25,000	February 16, 2024
$ 5.72	35,000	15,833	March 8, 2024
$ 3.70	535,625	–	July 15, 2024
$ 0.25	956,500	956,500	December 31, 2024
$ 0.25	1,220,000	1,220,000	January 1, 2025
$ 0.25	85,000	85,000	June 17, 2025
$ 1.31	100,000	100,000	June 24, 2025
$ 1.56	50,000	50,000	August 7, 2025
$ 1.65	30,000	30,000	September 4, 2025
$ 1.70	5,506	5,506	September 17, 2025
$ 1.68	250,000	166,667	September 21, 2025
$ 1.60	100,000	100,000	October 7, 2025
$ 4.65	471,400	414,975	November 24, 2025
$ 8.86	150,000	112,500	December 5, 2025
$ 7.03	2,300,000	600,000	January 29, 2026
$ 6.21	750,000	750,000	March 4, 2026
$ 3.70	150,000	–	July 15, 2026
	8,601,131	5,138,434

* The weighted average remaining life of options outstanding is 3.60 years.

**Expired unexercised subsequent to September 30, 2021

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

16.	Stock options (continued)

Share-based compensation expense is determined using the Black-Scholes option pricing model. During the nine months ended September 30, 2021, the Company recognized share-based compensation expense of $18,406,456 (2020 - $829,337) in the condensed interim consolidated statement of net loss and comprehensive loss (Note 21), of which $9,933,230 (2020 - $500,597) pertains to directors and officers of the Company. The weighted average fair value of options granted during the nine months ended September 30, 2021, was $4.58 (2020 - $0.31) per share. Weighted average assumptions used in calculating the fair value of share-based compensation expense are as follows:

	Nine months ended September 30,

	2021	2020

Risk-free interest rate	0.41%	1.41%

Dividend yield	0%	0%

Expected volatility	117%	150%

Expected life (years)	4.3	1.0

Forfeiture rate	0%	0%

Expected annualized volatility was determined through the comparison of historical share price volatilities used by similar publicly listed companies in similar industries.

At September 30, 2021, there was $7,470,175 (December 31, 2020 - $2,519,228) of unrecognized share-based compensation related to unvested stock options.

17.	Finance expense

Finance expense is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,

	2021	2020	2021	2020

Interest on finance lease obligations (Note 11)	$ 341,508	$155,353	$ 987,807	$ 177,255

Interest and accretion on loans and other liabilities	750,708	34,891	878,820	61,558

Interest and accretion on convertible debentures	–	–	–	86,957

Interest and accretion on related party loan	–	–	–	11,728

Finance cost on settlement of payables and convertible debt	–	592,262	–	1,357,262

Other interest and expense (income)	(3,212)	–	(14,646)	79

	$1,089,004	$782,506	$1,851,981	$1,694,839

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

18.	Other expense

Other expense is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,

	2021	2020	2021	2020

Loss on disposal of equipment	$10,255	$–	$32,816	$–

Pre-construction costs*	37,258	3,588	184,541	24,354

Acquisition-related costs	75,500	–	352,829	–

(Gain) loss on termination of lease	(1,600)	7,533	(1,600)	7,533

	$121,413	$11,121	$568,586	$31,887

*Pre-construction costs consist of conceptual design and preliminary engineering expenditures incurred on building-out its Mount Pleasant facility (Note 23(e)) and Rupert facility (Note 23(j)). These costs did not meet the capitalization criteria as set out in IAS 16, Property, Plant and Equipment.

19.	Supplemental cash flow disclosures

	For the nine months ended September 30,

	2021	2020

Fair value of Agent’s Warrants and corporate finance fee warrants	$ 758,742	$ 905,633

Fair value of warrants issued in connection with Loan Agreement	752,559	–

Issuance of common shares for acquisitions	1,156,437	–

Issuance of common shares pursuant to the conversion of convertible debentures	–	1,873,222

Issuance of common shares for finder’s fee	114,600	–

Lease liabilities assumed from acquisition	(127,543)	–

ROU assets acquired through leases	12,531,052	1,832,379

ROU assets acquired through acquisition	127,043	–

Property and equipment acquired through financing arrangements	746,985	–

Property and equipment purchases included in accounts payable and accrued liabilities	1,989,123	–

20.	Financial instruments and financial risk management

Fair value measurements

At September 30, 2021, the carrying value of the Company’s cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities, and loans payable and other liabilities, all of which are carried at amortized cost, approximate their fair value given their short-term nature or discount rate applied.

The Company does not have any financial instruments measured at fair value in the condensed interim consolidated statement of financial position, except for its contingent consideration, which was estimated at fair value as part of the preliminary purchase price allocations in note 9 and for which there has been no change in fair value to September 30, 2021.

Financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

20.	Financial instruments and financial risk management (continued)

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at September 30, 2021 and December 31, 2020:

September 30, 2021	Within 1 year	Between 1 - 5 years	More than 5 years

Accounts payable and accrued liabilities	$7,058,979	$–	$–

Loans payable and other liabilities	1,668,291	4,373,315	–

Contingent consideration on acquisitions	1,048,000	–	–

	$9,775,270	$4,373,315	$–

December 31, 2020	Within 1 year	Between 1 - 5 years	More than 5 years
Accounts payable and accrued liabilities	$1,871,728	$–	$–
Loans payable	–	30,000	–
	$1,871,728	$30,000	$–

Interest risk

The Company’s exposure to interest risk relates to its investment of surplus cash and cash equivalents, including restricted and unrestricted short-term investments. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At September 30, 2021, the Company had cash and cash equivalents of $10,548,513 (December 31, 2020 - $25,084,083) and a 1% change in interest rates would increase or decrease interest income by approximately $105,000 (December 31, 2020 - $250,000).

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, security deposits and receivables. The carrying amount of cash and cash equivalents, security deposits, and trade and other receivables represent the maximum exposure to credit risk, and as at September 30, 2021, this amounted to $15,210,209 (December 31, 2020 - $26,826,938).

The Company’s cash and cash equivalents are held through large Canadian financial institutions and no losses have been incurred in relation to these items. The Company’s receivables are comprised of trade accounts receivable and GST receivable. At September 30, 2021, the Company has $266,862 (December 31, 2020 - $43,153) in trade accounts receivable outstanding over 60 days, of which the Company has recognized an allowance for doubtful accounts of $47,333 (December 31, 2020 - $39,917).

Concentration of credit risk

Concentration of credit risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from 3 wholesale distributors of the Company representing 13% (2020 - 21%) of total revenue during the nine months ended September 30, 2021. Of the Company’s trade receivables outstanding at September 30, 2021 and December 31, 2020, 70% and 81% are held with 5 customers and 3 customers of the Company, respectively.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at September 30, 2021, the Company has $10,548,513 (December 31, 2020 –

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

20.	Financial instruments and financial risk management (continued)

$25,084,083) of cash and cash equivalents. The Company is obligated to pay accounts payable and accrued liabilities, the current portion of the lease liabilities, and the current portion of loans payable and other liabilities with a carrying amount of $9,601,553 (December 31, 2020 – $2,018,663) and contingent consideration of $1,048,000 within the next year (see also note 1).

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts receivable, accounts payable and accrued liabilities, and deferred revenue that are denominated in US dollars. As at September 30, 2021, a 10% appreciation of the Canadian dollar relative to the US dollar would have increased net financial assets by approximately $3,346 (December 31, 2020 – $102,312). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect.

Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of raw materials to determine the appropriate course of action to be taken by the Company.

21.	Employee benefit expense

The breakdown of the wages and salaries costs within the condensed interim consolidated statements of net loss and comprehensive loss for the three and nine months ending September 30, 2021, and 2020, are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2021	2020	2021	2020

Included in procurement expense

Wages and salaries	$ 784,168	$ 445,241	$ 2,093,458	$ 728,197

Share-based compensation	186,401	14,999	729,097	29,245

Included in fulfilment expense

Wages and salaries	426,255	18,365	881,021	43,258

Share-based compensation	168,624	–	921,327	–

Included in general and administrative expense

Wages and salaries	1,467,583	396,862	3,350,917	650,635

Share-based compensation	3,043,998	352,470	14,931,844	764,875

Included in marketing and investor relations expense

Wages and salaries	201,293	–	485,289	–

Share-based compensation	183,548	–	744,654	3,982

Included in research and development expense

Wages and salaries	242,156	53,584	576,558	157,481

Share-based compensation	148,086	11,858	575,950	31,236

Included in pre-production expense

Wages and salaries	499,335	–	948,764	–

Share-based compensation	65,801	–	503,584	–

Total employee benefit expense	$7,417,248	$1,293,379	$26,742,463	$2,408,909

22.	Capital management

The Company’s primary objectives when managing capital is to maintain a capital structure that allows financing options to the Company in order to benefit from potential opportunities as they arise. The Company manages its capital structure and adjusts it based on the funds available to the Company in order to maintain existing operations and fund expansion opportunities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company is continually evaluating expansion opportunities both domestically and within certain international markets. Depending on the timing and scope of expansion opportunities identified by the Company, there will be a requirement for the investment of additional capital for the Company to continue to successfully execute on its growth strategy. Based on the ongoing analysis of potential growth opportunities, the Company is not able to currently quantify any specific non-committed future capital requirements. The Company has historically relied on debt and more recently the equity markets to fund its activities. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable to ensure optimal capital structure to reduce cost of capital.

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

23.	Commitments

Finance leases

a)

On December 22, 2017, the Company entered into a lease agreement for retail and storage space located at 6-1701 Douglas Street, Victoria, BC. The lease is for a 5-year term, commencing on August 1, 2017 and expiring on July 31, 2022. The base rent due under the lease agreement is $1,252 per month during the first year and increases each subsequent year. For years 2-5, the monthly rent payable is equal to the current monthly minimum rent multiplied by the annual increase of the Consumer Price Index (“CPI”) for the current lease year just ended over the previous lease year. CPI is defined as the consumer price index for the Greater Victoria Area issued by any bureau of statistics for the Government of Canada. The Company will also pay additional rent equivalent to 4% of the Company’s gross retail sales, excluding sales from wholesale orders, in excess of $2,000,000 per annum.

b)

On January 1, 2019, the Company entered into a sub-lease agreement for kitchen and retail space located at 2527 Government Street, Victoria, BC. The lease is for a 4.5-year term, expiring on June 30, 2023. The remaining base rent due under the sub-lease agreement is $3,950 per month for the period from January 1 to June 30, 2019, $4,350 per month for the period from July 1, 2019 to June 30, 2020, $4,600 per month for the period from July 1, 2020 to June 30, 2021, $4,800 per month for the period from July 1, 2021 to June 30, 2022, and $5,050 per month for the period from July 1, 2022 to June 30, 2023.

Also, in relation to the January 1, 2019 sub-lease agreement, the Company entered into a rental agreement for the use of fixtures and equipment located at 2527 Government Street, Victoria, BC. The lease is for a 4.5-year term, expiring on June 30, 2023. The remaining rent due under the rental agreement is $250 per month for the period from January 1, 2019 to June 30, 2020, $300 per month for the period from July 1, 2020 to June 30, 2021, and $350 per month for the period from July 1, 2021 to June 30, 2023. The Company paid a security deposit of $5,303. As at September 30, 2021, a balance of $5,303 (December 31, 2020 - $5,303) is included in prepaids and deposits as a non-current asset.

c)

On January 9, 2019, the Company entered into a lease agreement for restaurant production equipment. The lease is for a 3-year term, expiring on January 9, 2022. The Company is required to make 36 monthly payments of $1,858. At the expiration of the lease, the Company shall have the option to purchase the equipment for $10.

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

23.	Commitments (continued)

d)

On January 9, 2019, the Company entered into a lease agreement for restaurant production equipment. The lease is for a 3-year term, expiring on January 9, 2022. The Company is required to make 36 monthly payments of $2,232.

e)

On January 22, 2020, the Company entered into a lease agreement for a facility located in the Mount Pleasant area of Vancouver, BC, which commenced September 1, 2020 for a 10-year term. The facility will house the Company’s second restaurant, along with space for research and development, and offices. Pursuant to the lease agreement, the annual base rent is $332,832 per annum for years 1-3, $348,434 per annum for years 4-6, and $369,236 per annum for years 7-10. The Company paid a security deposit of $246,237, which will be applied towards the rent due for each of the 3rd, 13th, and 25th months of the term, with the balance being held as a security deposit. As at September 30, 2021, a balance of $232,242 (December 31, 2020 - $232,242) is included in prepaids and deposits. Of this amount, $43,920 is presented as a current asset and the remaining balance as a non-current asset. The lease agreement includes an option to renew for two consecutive five-year periods.

f)

On April 8, 2020, the Company entered into a lease agreement for storage space located in Victoria, BC. The lease is for 2 years and 16 days, commencing on April 15, 2020 and expiring on April 30, 2022. The base rent due under the lease agreement is $1,445 per month during the first year and $1,576 per month during the second year. The Company paid a security deposit of $2,565. As at September 30, 2021, a balance of $2,565 (December 31, 2020 - $2,565) is included in prepaids and deposits as a non-current asset.

g)

On June 4, 2020, the Company entered into agreements for the purchase of production equipment. Pursuant to the purchase agreements, the Company was required to pay 30% deposit of the purchase price totaling $454,848, and the balance is due in 60 equal payments totaling $19,974 per month at an annual interest rate of 5%, starting from the date of the delivery. During the nine months ended September 30, 2021, the equipment was delivered and the deposits were applied against the acquisition of the right-of-use assets.

h)

On August 31, 2020, the Company entered into a lease agreement for a production and distribution facility located in Patterson, California, which commenced on September 1, 2020. The term of this lease is for 5 years and 7 months, expiring on February 28, 2026, with 2 options to extend the term of the lease, each for an additional term of 5 years. Pursuant to the lease agreement, the annual base rent is US$24,743 per month starting April 1, 2021 and no rent is required for the period from September 1, 2020 to June 30, 2021. The base rent is to be adjusted by 3% on the 1st of April of each year commencing from April 1, 2021. The Company paid a security deposit of US$321,659. As at September 30, 2021, a balance of $376,669 (US$296,916) (December 31, 2020 - $410,189 (US$321,659)) is included in prepaids and deposits as a non-current asset.

i)

On September 22, 2020, the Company entered into a lease agreement for a facility located in Victoria, BC, which commenced January 1, 2021 for a 10-year term. The facility will house the Company’s third restaurant. Pursuant to the lease agreement, the annual base rent is $44,975 per annum for years 1-2, $47,545 per annum for years 3-4, $50,115 per annum for years 5-6, $51,400 per annum for years 7-8, and $52,685 per annum for year 9-10. The lease agreement includes an option to renew for two consecutive five-year periods. The Company paid a security deposit of $12,256. As at September 30, 2021, a balance of $12,256 (December 31, 2020 - $12,256) is included in prepaids and deposits. Of this amount, $11,356 is presented as a current asset and the remaining balance as a non-current asset.

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

23.	Commitments (continued)

j)

On November 11, 2020, the Company entered into a lease agreement for the Rupert facility located in Vancouver, BC, for an initial 10-year term with renewal options for two additional 5-year terms. The facility comprises several units of approximately 45,000 square feet of production, refrigeration, warehousing, R&D and office space. Pursuant to the agreement, the lease commences June 1, 2021 with early possession permitted between January 11, 2021 and March 1, 2021. The annual base rent is $870,061 per annum for years 1 to 2, $948,546 per annum for years 3 to 4, $993,875 per annum in years 5 to 7, $1,039,204 per annum in years 8 to 9, and $1,084,533 per annum in year 10. The Company paid a security deposit of $222,249. As at September 30, 2021, a balance of $111,536 (December 31, 2020 - $222,249) is included in prepaids and deposits. Of this amount, $110,713 is presented as a current asset and the remaining balance as a non-current asset.

k)

On January 20, 2021, the Company entered into an agreement for the lease of production equipment. Pursuant to the agreement, the Company is required to pay 20% deposit of the purchase price totaling $196,514, and the balance is due in 36 equal payments totaling $22,845 per month at an annual interest rate of 3%, starting from the date of the delivery. As of September 30, 2021, the equipment has not been delivered and the deposit of $196,514 is included in prepaids and deposits.

l)

On January 20, 2021, the Company entered into an agreement for the purchase of production equipment. Pursuant to the agreement, the Company is required to pay a total of $800,565, of which $160,113 was paid as a deposit, and the balance of $640,452 is due when installation is complete. As of September 30, 2021, the equipment has not been delivered and the deposit of $160,113 is included in prepaids and deposits.

m)

On February 1, 2021, the Company entered into a lease agreement for a warehouse facility located in Victoria, BC. The lease is for a 5-year term commencing February 1, 2021 and expiring on January 31, 2026. The facility comprises approximately 6,288 square feet of warehousing space. Pursuant to the lease agreement, the annual base rent is $94,320 per annum for years 1-2, and $100,608 per annum for years 3-5. The Company paid a security deposit of $63,823, which is included in prepaids and deposits as a non-current asset.

n)

On March 12, 2021, the Company entered into agreement for the purchase of production equipment. Pursuant to the purchase agreement, the Company is required to pay 30% deposit of the purchase price totalling $164,930 at the order date, 20% of the purchase price totalling $109,953 60 days after the order date, 40% of the purchase price totalling $219,907 prior to shipment, and 10% of the purchase price totalling $54,977 30 days after shipment. As of September 30, 2021, the equipment has not been delivered and the deposit of $164,930 is included in prepaids and deposits.

o)

On June 6, 2021, the Company entered into agreements for the purchase of production equipment. Pursuant to the agreements, the Company is required to pay a total of 20% deposit of the purchase price totaling $151,153, and the balance of $604,612 is due when installation is complete. As of September 30, 2021, the equipment has not been delivered and the deposit of $151,153 is included in prepaids and deposits.

p)

On June 6, 2021, the Company entered into agreement for the purchase of production equipment. Pursuant to the purchase agreement, the Company is required to pay 20% deposit of the purchase price totaling $217,997, and the balance is due in 36 equal payments totaling $25,358 per month at an annual interest rate of 3%, starting from the date of the delivery. As of September 30, 2021, the equipment has not been delivered and the deposit of $217,997 is included in prepaids and deposits.

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

23.	Commitments (continued)

q)

On June 15, 2021, the Company entered into agreement for the purchase of production equipment. Pursuant to the purchase agreement, the Company is required to pay 30% deposit of the purchase price totalling $190,119 at the order date, and the balance of $443,610 is due when installation is complete. As of September 30, 2021, the equipment has not been delivered and the deposit of $190,119 is included in prepaids and deposits

r)

On June 21, 2021, the Company entered into agreement for the construction of leasehold improvements. Pursuant to the construction agreement, the Company is required to pay 20% deposit of the budgeted cost totalling $500,000, and the balance is due in 7 equal payments totalling $298,000 per month. As of September 30, 2021, the construction has not been completed and the deposit of $500,000 is included in prepaids and deposits.

Operating leases

As at September 30, 2021, the Company did not have any future payments required under non-cancellable operating leases contracted for but not capitalized in the financial statements.

24.	Segmented Information

The Company’s chief operating decision makers currently review the operating results of the Company as a single reportable operating segment – being the manufacture and distribution of vegan meat and cheese alternatives. The Company operates in three geographic regions: Canada, the United States and the United Kingdom. The following is a summary of the Company’s activities by geographic region as at September 30, 2021, and December 31, 2020:

	Canada	United States	United Kingdom	Total
Total non-current assets as at September 30, 2021	$34,472,647	$ 3,901,776	$ –	$38,374,423
Total non-current assets as at December 31, 2020	$3,407,364	$ 3,158,997	$ –	$6,566,361
Revenues for the three months ended September 30, 2021	$1,633,111	$ 899,400	$ 3,586	$2,536,097
Revenues for the three months ended September 30, 2020	$1,227,850	$ 145,964	$ –	$1,373,814
Revenues for the nine months ended September 30, 2021	$4,550,144	$ 3,406,131	$ 3,586	$7,959,861
Revenues for the nine months ended September 30, 2020	$2,654,193	$ 145,964	$ –	$2,800,157

25.	Change in Presentation of Expenditures and Restatement

Effective for the year ended December 31, 2020, the Company elected to change the presentation of its consolidated statements of net loss and comprehensive loss. The Company believes that the revised presentation provides more useful and relevant financial information to users of the consolidated financial statements. Management has applied the change in presentation retrospectively. The consolidated statement of net loss and comprehensive loss for the three and nine months ended September 30, 2020, has been reclassified to conform with the presentation used in the current period.

In addition, for the period ended the September 30, 2020, the consolidated statements of net loss and comprehensive loss, changes in equity and cash flows have been restated to reflect an adjustment made at December 31, 2020, to record a finance expense of $765,000 related to the conversion of the Company’s convertible debentures in June 2020. The impact of the restatement on the consolidated statement of changes in equity during the nine months ended September 30, 2020, was an increase in share capital and deficit of $765,000, and the impact on the consolidated statement of cash flows was an increase in the adjustments for non-cash items related to finance expenses of $765,000.

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

25.	Change in Presentation of Expenditures and Restatement (continued)

The following is a summary of the impacts to the consolidated statement net loss and comprehensive loss for the three months ended September 30, 2020:

Consolidated Statement of Net Loss and Comprehensive Loss	September 30, 2020 (As previously reported)	Functional presentation reclassifications	Finance expense restatement	September 30, 2020 (As restated)

Revenues	$ 1,393,234	$ (19,420)	$ –	$ 1,373,814

Costs of sales	(887,259)	887,259	–	–

Procurement expense	–	(1,078,142)	–	(1,078,142)

Fulfilment expense	–	(637,905)	–	(637,905)

Advertising and promotion	(1,220,668)	1,220,668	–	–

Bank charges	(3,663)	3,663	–	–

Bad debt expense	(13,929)	13,929	–	–

Depreciation	(117,265)	117,265	–	–

Filing fees	(43,659)	43,659	–	–

Insurance	(20,699)	20,699	–	–

Investor relations	(186,547)	186,547	–	–

Meals and entertainment	(8,857)	8,857	–	–

Office and administration	(106,157)	106,157	–	–

Professional fees	(604,677)	604,677	–	–

Rent	(37,233)	37,233	–	–

Repairs and maintenance	(28,120)	28,120	–	–

Research and development	(76,689)	76,689	–	–

Selling costs	(540,269)	540,269	–	–

Share–based compensation	(379,326)	379,326	–	–

Small tools and supplies	(167,378)	167,378	–	–

Telephone and utilities	(5,065)	5,065	–	–

Travel	(37,502)	37,502	–	–

Wages and benefits	(615,260)	615,260	–	–

General and administrative expense	–	(1,890,707)	–	(1,890,707)

Marketing and investor relations expense	–	(1,365,552)	–	(1,365,552)

Research and development expense	–	(104,908)	–	(104,908)

Interest and accretion expense	(190,244)	190,244	–	–

Loss on settlement of debt	(592,262)	592,262	–	–

Loss on termination of leases	(7,533)	7,533	–	–

Financing expense	–	(782,506)	–	(782,506)

Other expense	–	(11,121)	–	(11,121)

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

25.	Change in Presentation of Expenditures and Restatement (continued)

The following is a summary of the impacts to the consolidated statement net loss and comprehensive loss for the nine months ended September 30, 2020:

Consolidated Statement of Net Loss and Comprehensive Loss	September 30, 2020 (As previously reported)	Functional presentation reclassifications	Finance expense restatement	September 30, 2020 (As restated)

Revenues	$ 2,832,602	$ (32,445)	$ –	$ 2,800,157
Costs of sales	(1,721,900)	1,721,900	–	–

Procurement expense	–	(2,225,989)	–	(2,225,989)

Fulfilment expense	–	(1,129,499)	–	(1,129,499)

Advertising and promotion	(1,924,693)	1,924,693	–	–

Bank charges	(6,089)	6,089	–	–

Bad debt expense	(19,223)	19,223	–	–

Depreciation	(271,982)	271,982	–	–

Filing fees	(43,659)	43,659	–	–

Insurance	(35,452)	35,452	–	–

Investor relations	(391,871)	391,871	–	–

Meals and entertainment	(15,786)	15,786	–	–

Office and administration	(237,247)	237,247	–	–

Professional fees	(1,117,245)	1,117,245	–	–

Rent	(73,830)	73,830	–	–

Repairs and maintenance	(65,490)	65,490	–	–

Research and development	(187,645)	187,645	–	–

Selling costs	(887,750)	887,750	–	–

Share–based compensation	(829,337)	829,337	–	–

Small tools and supplies	(365,181)	365,181	–	–

Telephone and utilities	(21,346)	21,346	–	–

Travel	(72,796)	72,796	–	–

Wages and benefits	(887,376)	887,376	–	–

General and administrative expense	–	(3,226,522)	–	(3,226,522)

Marketing and investor relations expense	–	(2,269,357)	–	(2,269,357)

Research and development expense	–	(267,732)	–	(267,732)

Interest and accretion expense	(337,577)	337,577	–	–

Loss on settlement of debt	(592,262)	592,262	–	–

Loss on termination of leases	(7,533)	7,533	–	–

Financing expense	–	(929,839)	(765,000)	(1,694,839)

Other expense	–	(31,887)	–	(31,887)

The Very Good Food Company  |    Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited)

26.	Events after the reporting period

a)

On October 19, 2021, the Company closed a SEC-registered direct offering (the “Offering”) with certain institutional investors for the purchase and sale of an aggregate of 15,000,000 units of the Company (the “Units”) at a price of US$2.00 per Unit for gross proceeds to the Company of US$30,000,000.

Each Unit was comprised of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of US$2.35, subject to adjustment in certain circumstances, until October 19, 2026.

b)

On November 16, 2021, the Company entered into loan agreements with its Chief Executive Officer (“CEO”), Mitchell Scott, and its Chief Research & Development Officer (“CRDO”), James Davison, to provide individual loans in the amounts of $750,000 and $500,000 to the CEO and CRDO, respectively (collectively, the “Loans”). With the express consent of the CEO and CRDO, the Loans were amended on November 23, 2021 such that all accrued principal and interest under the CEO Loan is now immediately due and payable and the CRDO Loan is due and payable within 60 days. It is anticipated that the CEO will pay his Loan in full by December 1, 2021 and the CRDO will pay his Loan in full on or before maturity. Until repayment, the Loans continue to bear interest at a rate of 9% per annum, payable monthly, and, if for any reason a Loan is not paid in full on or before January 18, 2022, the Loan will be secured by certain financial assets commencing on such date. Moreover, the CRDO Loan provides for scheduled repayments prior to maturity.